Exhibit 99.1

Valspar Reports Fiscal Second Quarter 2016 Results

Highlights

•	Reported diluted EPS of $0.99 (includes merger related costs of $18 million)

•	Adjusted diluted EPS increased 10% to $1.22

•	Net sales declined 2% (includes a negative 3% impact from F/X translation)

•	Total volumes declined 1%, Coatings segment volume increased 2%, Paints segment volume declined 6%

•	Adjusted EBIT increased 2% (Adjusted EBIT margin rate up 60 bps), driven by growth in both the Paints and Coatings segments

•	On March 20, 2016, Sherwin-Williams and Valspar announced that they entered into a definitive agreement pursuant to which Sherwin-Williams will acquire Valspar for $113 per share in an all-cash transaction, or an enterprise value of approximately $11.3 billion.

Summary Financials

	Fiscal Second Quarter 2016 (Ended April 29, 2016)
	Reported Results		% Change	Adjusted* Results		% Change
	2016	2015		2016	2015
Net Sales	$1,056.8	$1,079.3	(2%)	$1,056.8	$1,079.3	(2%)
Gross Profit	$401.4	$393.2	2%	$406.4	$394.4	3%
EBIT	$130.2	$154.2	(16%)	$159.4	$156.5	2%
Net Income	$80.0	$90.3	(11%)	$98.5	$92.2	7%
EPS (diluted)	$0.99	$1.09	(9%)	$1.22	$1.11	10%

$ millions except EPS

Notes on Net Sales and Volume: Acquisitions added 5% to net sales and 3% to volume for fiscal Q2 2016 (0% and 0% respectively for fiscal Q2 2015). Foreign currency translation negatively impacted net sales by 3% for fiscal Q2 2016 (5% for fiscal Q2 2015).

*	Adjusted Results exclude certain items, which are detailed in the “Reconciliation of Non-GAAP Financial Measures” included in this release. In addition to restructuring and other charges, the excluded items include $18 million of costs incurred in connection with the proposed merger with The Sherwin-Williams Company.

Minneapolis, MN - Valspar (NYSE: VAL) - May 24, 2016 (BUSINESS WIRE)

CEO Comment

“Our results in the second quarter were highlighted by new business wins, growth in adjusted EBIT in both Paints and Coatings and 10 percent growth in adjusted EPS. Coatings segment performance continues to show the strength of our diversified portfolio, with solid volume growth in the Coil, Wood and Packaging product lines. In the Paints segment, sales and adjusted EBIT increased led by the impact of the Quest acquisition,” said Gary E. Hendrickson, chairman and chief executive officer.

“The previously announced combination of Sherwin-Williams and Valspar will create significant value for our customers, employees and other stakeholders. We are confident this transaction will accelerate many of the operating initiatives already underway at Valspar. We look forward to positioning Valspar to enter its next phase of growth and to continue to work closely with Sherwin-Williams to obtain the necessary approvals to seamlessly close this transaction,” Hendrickson added.

Coatings Segment Results

Fiscal second quarter 2016 net sales in the Coatings segment decreased 4 percent to $587 million. This includes the effects of foreign currency translation that negatively impacted net sales by 4 percent. Acquisitions added 1 percent to net sales in the quarter. Volumes increased 2 percent in the fiscal second quarter of 2016. Volume growth from the Coil, Wood and Packaging product lines was partially offset by lower volume in the General Industrial product line. Acquisitions added 1 percent to volume in the quarter. The Coatings segment adjusted earnings before interest and taxes (adjusted EBIT) of $113 million increased 4 percent, as the benefits from productivity initiatives and cost/price were partially offset by the impact of currency translation. Adjusted EBIT as a percent of net sales increased to 19.3% from 17.8% in the prior year.

Paints Segment Results

Fiscal second quarter 2016 net sales in the Paints segment increased 1 percent to $407 million. This includes the effects of foreign currency translation that negatively impacted net sales by 2 percent. Acquisitions added 11 percent to net sales in the quarter. Volume declined 6 percent in the fiscal second quarter of 2016, as lower volume in Asia and North America were partially offset by acquisitions which added 6 percent to volume in the quarter. Paints segment adjusted EBIT of $53 million increased 12 percent, driven by the impact of the Quest acquisition and the benefits from productivity initiatives and cost/price. Adjusted EBIT as a percent of net sales increased to 13.0% from 11.7% in the prior year.

Dividends and Share Repurchases

During the quarter, the company paid a quarterly dividend of $0.33 per common share outstanding, or $26 million. Valspar is a member of the S&P High Yield Dividend Aristocrats®, which is comprised of companies increasing dividends every year for at least 20 consecutive years. The company suspended share repurchases in the fiscal second quarter of 2016 and for the balance of the fiscal year.

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Proposed Merger with The Sherwin-Williams Company

On March 20, 2016, Sherwin-Williams and Valspar announced that they had entered into a definitive agreement pursuant to which Sherwin-Williams will acquire Valspar for $113 per share in an all-cash transaction, or an enterprise value of approximately $11.3 billion. The transaction is expected to close by the end of Q1 calendar year 2017, and is subject to the approval of Valspar shareholders and customary closing conditions, including regulatory approvals.

Given the complementary nature of the businesses and the benefits this transaction will provide to customers, Sherwin-Williams and Valspar believe that no or minimal divestitures should be required to complete the transaction. Under the terms of the merger agreement, in what both companies believe to be the unlikely event that divestitures are required of businesses totaling more than $650 million of Valspar’s 2015 revenues, the transaction price would be adjusted to $105 in cash per Valspar share. Sherwin-Williams would have the right to terminate the transaction in the event that required divestitures exceed $1.5 billion of Valspar’s 2015 revenues. These provisions provide Sherwin-Williams and Valspar with greater closing certainty.

Fiscal 2016 Guidance and Earnings Conference Call

In light of the proposed merger transaction, the company is withdrawing its financial and earnings guidance for fiscal 2016. In addition, the company will not hold a conference call to discuss quarterly financial results. Valspar will continue to post its supplemental quarterly slide presentation on http://investors.valspar.com and the company’s investor relations team is available to answer questions.

Valspar: If it matters, we’re on it.®

Valspar is a global leader in the coatings industry providing customers with innovative, high-quality products and value-added services. Our 11,100 employees worldwide deliver advanced coatings solutions with best-in-class appearance, performance, protection and sustainability to customers in more than 100 countries. Valspar offers a broad range of superior coatings products for the consumer market, and highly-engineered solutions for the construction, industrial, packaging and transportation markets. Founded in 1806, Valspar is headquartered in Minneapolis. Valspar’s reported net sales in fiscal 2015 were $4.4 billion and its shares are traded on the New York Stock Exchange (symbol: VAL). For more information, visit www.valspar.com and follow @valspar on Twitter.

Additional Information and Where to Find it

Valspar has filed with the SEC a preliminary proxy statement, and amendment thereto, in connection with the contemplated transactions. The definitive proxy statement will be sent or given to Valspar stockholders and will contain important information about the contemplated transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT (INCLUDING THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. Investors and security holders may obtain a free copy of the preliminary proxy statement and the definitive proxy statement (when it is available) and other documents filed with the SEC.

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Certain Information Concerning Participants

Valspar and Sherwin-Williams and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Valspar investors and security holders in connection with the contemplated transactions. Information about Valspar’s directors and executive officers is set forth in its proxy statement for its 2016 Annual Meeting of Stockholders and its most recent annual report on Form 10-K.

Information about Sherwin-Williams’ directors and executive officers is set forth in its proxy statement for its 2016 Annual Meeting of Stockholders and its most recent annual report on Form 10-K. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions is included in the preliminary proxy statement and will be included in the proxy statement that Valspar intends to file with the SEC.

# # #

Investor Contact:

Bill Seymour

612.656.1328

william.seymour@valspar.com

Media Contact:

Kimberly A. Welch

612.656.1347

kim.welch@valspar.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA). The PSLRA provides a safe harbor for forward-looking statements. Forward-looking statements are based on management’s current expectations, estimates, assumptions and beliefs about future events, conditions and financial performance. Forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside our control and could cause actual results to differ materially from such statements. Any statement that is not historical in nature is a forward-looking statement. We may identify forward-looking statements with words and phrases such as “expect,” “project,” “forecast,” “outlook,” “estimate,” “anticipate,” “believe,” “could,” “may,” “will,” “plan to,” “intend,” “should” and similar words or expressions. These risks, uncertainties and other factors include, but are not limited to, deterioration in general economic conditions, both domestic and international, that may adversely affect our business; fluctuations in availability and prices of raw materials, including raw material shortages and other supply chain disruptions, and the inability to pass along or delays in passing along raw material cost increases to our customers; dependence of internal sales and earnings growth on business cycles affecting our customers and growth in the domestic and international coatings industry; market share loss to, and pricing or margin pressure from, larger competitors with greater financial resources; significant indebtedness that restricts the use of cash flow from operations for acquisitions and other investments; dependence on acquisitions for growth, and risks related to future acquisitions, including adverse changes in the results of acquired businesses, the assumption of unforeseen liabilities and disruptions resulting from the integration of acquisitions; risks and

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uncertainties associated with operating in foreign markets, including achievement of profitable growth in developing markets; impact of fluctuations in foreign currency exchange rates on our financial results; loss of business with key customers; damage to our reputation and business resulting from product claims or recalls, litigation, customer perception and other matters; our ability to respond to technology changes and to protect our technology; possible interruption, failure or compromise of the information systems we use to operate our business; changes in governmental regulation, including more stringent environmental, health and safety regulations; our reliance on the efforts of vendors, government agencies, utilities and other third parties to achieve adequate compliance and avoid disruption of our business; unusual weather conditions adversely affecting sales; changes in accounting policies and standards and taxation requirements such as new tax laws or revised tax law interpretations; the nature, cost and outcome of pending and future litigation and other legal proceedings; civil unrest and the outbreak of war and other significant national and international events; risks relating to our merger with Sherwin-Williams including, the failure to obtain Valspar stockholder approval of the proposed transaction, the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; delay in closing the transaction or the possibility of non-consummation of the transaction; the potential for regulatory authorities to require divestitures in connection with the proposed transaction and the possibility that Valspar stockholders consequently receive $105 per share instead of $113 per share; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; risks inherent in the achievement of cost synergies and the timing thereof; risks related to the disruption of the transaction to Valspar and its management; the effect of announcement of the transaction on Valspar’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; and other factors set forth in the risk factors section of our Annual Report on Form 10-K for the fiscal year ended October 30, 2015, as well as Valspar’s Quarterly Reports on Form 10-Q and other documents filed by Valspar with the Securities and Exchange Commission. We caution investors not to place undue reliance on any such forward-looking statements, which speak only as of the date on which such statements were made. We undertake no obligation to subsequently revise any forward-looking statement to reflect new information, events or circumstances after the date of such statement, except as required by law.

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THE VALSPAR CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Three and Six Months Ended April 29, 2016 and May 1, 2015

(Dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 29, 2016	May 1, 2015	April 29, 2016	May 1, 2015
Net Sales	$1,056,797	$1,079,289	$1,942,553	$2,093,958
Cost of Sales	650,430	684,856	1,217,124	1,361,384
Restructuring Charges - Cost of Sales	4,926	1,230	5,361	6,079

Gross Profit	401,441	393,203	720,068	726,495

Research and Development	35,591	32,037	68,119	64,639
Selling, General and Administrative	210,602	204,237	402,545	393,878
Restructuring Charges - Operating Expenses	4,972	1,020	5,406	2,714
Proposed Merger-related Charges - Operating Expenses	18,240	—	18,240	—
Acquisition-related Charges - Operating Expenses	1,111	—	1,125	—

Operating Expenses	270,516	237,294	495,435	461,231

Gain on Sale of Certain Assets	—	—	—	48,001

Income From Operations	130,925	155,909	224,633	313,265

Interest Expense	22,789	20,241	45,204	36,556
Other (Income) Expense, Net	751	1,694	1,366	729

Income Before Income Taxes	107,385	133,974	178,063	275,980
Income Taxes	27,358	43,660	45,605	81,692

Net Income	$80,027	$90,314	$132,458	$194,288

Average Number of Shares O/S - basic	78,955,687	80,826,518	78,858,226	81,275,572
Average Number of Shares O/S - diluted	80,878,849	82,871,129	80,739,760	83,366,627

Net Income per Common Share - basic	$1.01	$1.12	$1.68	$2.39
Net Income per Common Share - diluted	$0.99	$1.09	$1.64	$2.33

THE VALSPAR CORPORATION

SEGMENT INFORMATION (UNAUDITED AND SUBJECT TO RECLASSIFICATION)

For the Three and Six Months Ended April 29, 2016 and May 1, 2015

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	April 29,	May 1,	April 29,	May 1,
	2016	2015	2016	2015
Coatings Segment
Net Sales	$587,436	$614,821	$1,130,999	$1,217,878
Earnings Before Interest and Taxes (EBIT)	112,372	108,022	208,919	243,631

Key Metrics (GAAP):
Sales Growth	(4.5%)	(1.0%)	(7.1%)	2.6%
EBIT, % of Net Sales	19.1%	17.6%	18.5%	20.0%

Key Metrics (non-GAAP)[1]:
Adjusted EBIT	$113,443	$109,578	$210,195	$200,539
Adjusted EBIT, % of Net Sales	19.3%	17.8%	18.6%	16.5%

Paints Segment
Net Sales	$407,060	$402,979	$698,157	$765,502
EBIT	42,742	46,571	46,561	71,900

Key Metrics (GAAP):
Sales Growth	1.0%	(15.4%)	(8.8%)	(9.1%)
EBIT, % of Net Sales	10.5%	11.6%	6.7%	9.4%

Key Metrics (non-GAAP)[1]:
Adjusted EBIT	$52,721	$47,274	$57,218	$75,793
Adjusted EBIT, % of Net Sales	13.0%	11.7%	8.2%	9.9%

Other and Administrative
Net Sales	$62,301	$61,489	$113,397	$110,578
EBIT	(24,940)	(378)	(32,213)	(2,995)

Key Metrics (GAAP):
Sales Growth	1.3%	5.8%	2.5%	4.2%
EBIT, % of Net Sales	(40.0%)	(0.6%)	(28.4%)	(2.7%)

Key Metrics (non-GAAP)[1]:
Adjusted EBIT	$(6,741)	$(387)	$(14,014)	$(3,004)
Adjusted EBIT, % of Net Sales	(10.8%)	(0.6%)	(12.4%)	(2.7%)

[1]	The information on this page includes non-GAAP financial measures. Please refer to the “RECONCILIATION OF NON-GAAP FINANCIAL MEASURES” included in this release for detailed information.

THE VALSPAR CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As of April 29, 2016 and May 1, 2015

(Dollars in thousands)

	April 29, 2016	May 1, 2015
Assets
Current Assets:
Cash and Cash Equivalents	$100,278	$146,279
Restricted Cash	734	1,532
Accounts and Notes Receivable, Net	827,903	823,014
Inventories	536,483	494,355
Deferred Income Taxes	33,385	28,621
Prepaid Expenses and Other	121,543	105,333

Total Current Assets	1,620,326	1,599,134

Goodwill	1,296,669	1,081,255
Intangibles, Net	639,408	575,939
Other Assets	130,232	108,881
Long-Term Deferred Income Taxes	10,229	6,570
Property, Plant & Equipment, Net	649,607	607,081

Total Assets	$4,346,471	$3,978,860

Liabilities and Stockholders’ Equity
Current Liabilities:
Short-term Debt	$333,100	$273,840
Current Portion of Long-Term Debt	101	162,502
Trade Accounts Payable	533,741	550,361
Income Taxes Payable	21,503	47,829
Other Accrued Liabilities	393,282	367,475

Total Current Liabilities	1,281,727	1,402,007

Long Term Debt, Net of Current Portion	1,707,042	1,350,005
Deferred Income Taxes	238,173	215,789
Other Long-Term Liabilities	151,316	139,693

Total Liabilities	3,378,258	3,107,494

Stockholders’ Equity	968,213	871,366

Total Liabilities and Stockholders’ Equity	$4,346,471	$3,978,860

THE VALSPAR CORPORATION

SELECTED INFORMATION (UNAUDITED AND SUBJECT TO RECLASSIFICATION)

For the Three and Six Months Ended April 29, 2016 and May 1, 2015

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	April 29,	May 1,	April 29,	May 1,
	2016	2015	2016	2015
Depreciation and Amortization	$24,662	$21,591	$47,683	$45,492
Capital Expenditures	38,414	23,360	62,531	41,199
Dividends Paid	26,092	24,377	52,155	48,951

THE VALSPAR CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)

For the Three Months Ended April 29, 2016 and May 1, 2015

(Dollars in thousands, except per share amounts)

The following information provides reconciliations of non-GAAP financial measures from operations, which are presented in the accompanying news release, to the most comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The company has provided non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in the accompanying news release that are calculated and presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the news release. The non-GAAP financial measures in the accompanying news release may differ from similar measures used by other companies. The following tables reconcile gross profit, operating expenses, net income and net income per common share - diluted (GAAP financial measures) and earnings before interest and taxes (EBIT) for the periods presented to adjusted gross profit, adjusted operating expenses, adjusted net income, adjusted net income per common share - diluted and adjusted EBIT (non-GAAP financial measures) for the periods presented.

	Three Months Ended		Three Months Ended
	April 29, 2016		May 1, 2015
	Dollars	% of Net Sales	Dollars	% of Net Sales
Coatings Segment
EBIT	$112,372	19.1%	$108,022	17.6%
Restructuring Charges - Cost of Sales	2	0.0%	561	0.1%
Restructuring Charges - Operating Expense	173	0.0%	995	0.2%
Acquisition-related Charges - Operating Expense	896	0.2%	—	0.0%
Gain on Sale of Certain Assets	—	0.0%	—	0.0%

Adjusted EBIT[1]	$113,443	19.3%	$109,578	17.8%

Paints Segment
EBIT	$42,742	10.5%	$46,571	11.6%
Restructuring Charges - Cost of Sales	4,924	1.2%	669	0.2%
Restructuring Charges - Operating Expense	4,840	1.2%	34	0.0%
Acquisition-related Charges - Operating Expense	215	0.1%	—	0.0%

Adjusted EBIT[1]	$52,721	13.0%	$47,274	11.7%

Other and Administrative
EBIT	$(24,940)	(40.0%)	$(378)	(0.6%)
Restructuring Charges - Operating Expense	(41)	(0.1%)	(9)	(0.0%)
Proposed Merger-related Charges - Operating Expenses	18,240	29.3%	—	0.0%

Adjusted EBIT[1]	$(6,741)	(10.8%)	$(387)	(0.6%)

Total
Gross Profit	$401,441	38.0%	$393,203	36.4%
Restructuring Charges - Cost of Sales	4,926	0.5%	1,230	0.1%

Adjusted Gross Profit[1]	$406,367	38.5%	$394,433	36.5%

Operating Expenses	$270,516	25.6%	$237,294	22.0%
Restructuring Charges - Operating Expense	(4,972)	(0.5%)	(1,020)	(0.1%)
Proposed Merger-related Charges - Operating Expenses	(18,240)	(1.7%)	—	0.0%
Acquisition-related Charges - Operating Expense	(1,111)	(0.1%)	—	0.0%

Adjusted Operating Expenses[1]	$246,193	23.3%	$236,274	21.9%

EBIT	$130,174	12.3%	$154,215	14.3%
Restructuring Charges - Total	9,898	0.9%	2,250	0.2%
Proposed Merger-related Charges - Total	18,240	1.7%	—	0.0%
Acquisition-related Charges - Total	1,111	0.1%	—	0.0%
Gain on Sale of Certain Assets - Total	—	0.0%	—	0.0%

Adjusted EBIT[1]	$159,423	15.1%	$156,465	14.5%

[1]	The data in this schedule has been individually rounded and therefore may not sum.

THE VALSPAR CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)

For the Six Months Ended April 29, 2016 and May 1, 2015

(Dollars in thousands, except per share amounts)

	Six Months Ended April 29, 2016		Six Months Ended May 1, 2015
	Dollars	% of Net Sales	Dollars	% of Net Sales
Coatings Segment
EBIT	$208,919	18.5%	$243,631	20.0%
Restructuring Charges - Cost of Sales	72	0.0%	2,951	0.2%
Restructuring Charges - Operating Expense	294	0.0%	1,958	0.2%
Acquisition-related Charges - Operating Expense	910	0.1%	—	0.0%
Gain on Sale of Certain Assets	—	0.0%	(48,001)	(3.9%)

Adjusted EBIT[1]	$210,195	18.6%	$200,539	16.5%

Paints Segment
EBIT	$46,561	6.7%	$71,900	9.4%
Restructuring Charges - Cost of Sales	5,289	0.8%	3,128	0.4%
Restructuring Charges - Operating Expense	5,153	0.7%	765	0.1%
Acquisition-related Charges - Operating Expense	215	0.0%	—	0.0%

Adjusted EBIT[1]	$57,218	8.2%	$75,793	9.9%

Other and Administrative
EBIT	$(32,213)	(28.4%)	$(2,995)	(2.7%)
Restructuring Charges - Operating Expense	(41)	(0.0%)	(9)	(0.0%)
Proposed Merger-related Charges - Operating Expenses	18,240	16.1%	—	0.0%

Adjusted EBIT[1]	$(14,014)	(12.4%)	$(3,004)	(2.7%)

Total
Gross Profit	$720,068	37.1%	$726,495	34.7%
Restructuring Charges - Cost of Sales	5,361	0.3%	6,079	0.3%

Adjusted Gross Profit[1]	$725,429	37.3%	$732,574	35.0%

Operating Expenses	$495,435	25.5%	$461,231	22.0%
Restructuring Charges - Operating Expense	(5,406)	(0.3%)	(2,714)	(0.1%)
Proposed Merger-related Charges - Operating Expenses	(18,240)	(0.9%)	—	0.0%
Acquisition-related Charges - Operating Expense	(1,125)	(0.1%)	—	0.0%

Adjusted Operating Expenses[1]	$470,664	24.2%	$458,517	21.9%

EBIT	$223,267	11.5%	$312,536	14.9%
Restructuring Charges - Total	10,767	0.6%	8,793	0.4%
Proposed Merger-related Charges - Total	18,240	0.9%	—	0.0%
Acquisition-related Charges - Total	1,125	0.1%	—	0.0%
Gain on Sale of Certain Assets - Total	—	0.0%	(48,001)	(2.3%)

Adjusted EBIT[1]	$253,399	13.0%	$273,328	13.1%

[1]	The data in this schedule has been individually rounded and therefore may not sum.

THE VALSPAR CORPORATION

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)

For the Three and Six Months Ended April 29, 2016 and May 1, 2015

(Dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 29, 2016	May 1, 2015	April 29, 2016	May 1, 2015
Net Income	$80,027	$90,314	$132,458	$194,288
Restructuring charges - Total[1]	9,898	2,250	10,767	8,793
Proposed merger-related charges - Total[2]	18,240	—	18,240	—
Acquisition-related charges - Total[3]	1,111	—	1,125	—
Gain on sale of certain assets - Total[4]	—	—	—	(48,001)

Total Adjustments	29,249	2,250	30,132	(39,208)
Income Taxes Impact - Total[5]	(10,763)	(401)	(11,086)	7,959

Adjusted Net Income	$98,513	$92,163	$151,504	$163,039

Average Number of Shares O/S - diluted	80,878,849	82,871,129	80,739,760	83,366,627

Adjusted Net Income per Common Share - diluted	$1.22	$1.11	$1.88	$1.96

[1]	Represents severance and employee benefits, asset-related charges and exit costs related to restructuring activities.
[2]	Represents costs incurred related to the pending merger with The Sherwin-Williams Company including professional services, regulatory fees and employee-related expenses.
[3]	Represents professional fees and acquisition-related charges associated with other acquisition-related activity.
[4]	Represents gain on sale of a non-strategic specialty product offering in our Coatings segment.
[5]	Represents the income taxes impact on the adjustments above.